Exhibit 99.6
CONFIDENTIAL DOCUMENT
To: All Dell Leadership Worldwide
From: Brad Anderson, Senior Vice President, Enterprise Product Group
All:
Today Dell announced our intent to acquire 3PAR (NYSE: PAR), a leading global provider of highly-virtualized storage solutions with advanced data management features for multi-tenant cloud computing environments. 3PAR provides rapid provisioning and predictable performance for customers facing capacity challenges by reducing data management costs by up to 90 percent and infrastructure costs by up to 75 percent. The acquisition of 3PAR will round out our storage portfolio and enables customers of all sizes to manage data more efficiently. Closing remains subject to customary closing conditions.
3PAR is known for its leadership in simplifying storage administration by delivering greater simplicity, usability, and visibility for customers. By providing our customers with the choice of 3PAR’s self-managing, efficient, and adaptable storage systems, they will be able to reduce administration time and provisioning complexity, improve server and storage utilization, and scale and adapt flexibly in response to continuous growth and changing business needs.
This acquisition supports Dell’s commitment to providing open, capable and affordable solutions that drive enterprise innovation and efficiency.
Please remember that while we want our teams to promote the transaction and maintain our customer base, we need to be mindful that the transaction has not closed and we must continue to operate in the ordinary course of business and compete aggressively to maintain our business, even if that includes competing against 3PAR. We can promote the transaction but only as we describe in this package. Moreover, you cannot contact 3PAR in any way or share any confidential information with 3PAR, which is the same guidance that we always follow.
Thank you for ensuring that our team members understand the rationale and key facts about our announcement today.
If you have any questions, please contact: Michael Conway (Enterprise Product Group Communications).
Kind regards,
Brad
          The planned tender offer described in these materials has not yet commenced. This description is not an offer to buy or the solicitation of an offer to sell securities. At the time the planned tender offer is commenced, Dell Inc. will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and 3PAR Inc. will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to 3PAR Inc.’s stockholders at no expense to them. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge on the SEC’s website: www.sec.gov.